UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 24, 2013

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                                                   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes  ☐                                                          No  ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

The information contained in this Report on Form 6-K in the section captioned “APRA clarifies new capital buffers to be applied to Australia’s systemically important banks” shall be incorporated by reference in the prospectuses relating to the Registrant’s debt securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-185478 and 333-172579), as such prospectuses may be amended or supplemented from time to time.

APRA clarifies new capital buffers to be applied to Australia’s systemically important banks

On December 23, 2013, the Australian Prudential Regulation Authority (APRA) provided more detail over how it would apply the Basel Committee on Banking Supervision’s (BCBS) capital requirements for Domestically Systemically Important Banks (D-SIBs).

Under the approach, APRA will increase the capital buffers required under its current capital arrangements by one percentage point. APRA have determined that no phase-in period will apply and Westpac will need to comply with the new rules on January 1, 2016. These updated rules will see APRA’s minimum capital requirement for the common equity tier 1 ratio unchanged (currently at 4.5%) but the additional capital buffers will rise from 2.5% to 3.5%.

Westpac’s common equity tier 1 ratio, measured using APRA methodology at September 30, 2013, was 9.1% and accordingly the Group is well placed to meet these updated requirements by the implementation date.

Following these announced changes Westpac will review its preferred capital levels noting that there is potential for the additional capital conservation buffer to substitute, in part, for existing management buffers. This review will take place over 2014.

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934.  The forward-looking statements include statements regarding our intent, belief or current expectations with respect to our business and operations and results of operations and financial condition.

We use words such as ‘may’, ‘expect’, ‘indicative’, ‘intend’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’ or similar words to identify forward-looking statements.  These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from the expectations described herein.  Factors that may impact on the forward-looking statements made include those described in the section entitled ‘Risk and risk management’ in Westpac’s 2013 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.  When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events.  We are under no obligation, and do not intend, to update any forward-looking statements contained in these materials.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date:	December 24, 2013	By:	/s/ Sean Crellin
Sean Crellin
Director, Legal